FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month May 2014 No. 4

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On May 28, 2014, TowerJazz Participates with Major EDA Partners at DAC 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: May 28, 2014	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz Participates with Major EDA Partners at DAC 2014

Technology Seminars and Demonstrations provided in TowerJazz booth #1301 with Agilent, Apache, Cadence, Mentor and Tanner

SAN FRANCISCO, Calif., May 28, 2014 – TowerJazz, the global specialty foundry leader, today announced participation at the Design Automation Conference (DAC) on June 2-4, 2014, providing several presentations and demonstrations with its major design partners including: Agilent Technologies, Apache Design Solutions, Cadence Design Systems, Mentor Graphics, and Tanner EDA. TowerJazz has participated at DAC for the past few years to showcase its technologies and solutions for best design first time success. This year, TowerJazz will also present its new enterprise, TowerJazz Panasonic Semiconductor Company which provides opportunities for its customers to utilize additional capacity as well as leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies.

TowerJazz is inviting DAC attendees to join its company representatives along with its partners at TowerJazz’s booth (#1301) for seminars and demos showcasing its latest developments, wide variety of specialty process technologies and world-class design enablement platforms. TowerJazz will present design flows from leading EDA vendors such as Apache, Cadence, Mentor, and Tanner and discuss custom design tools, design services and IPs that have enabled its customers to shorten their design cycles with first silicon success and reduced costs. Each technical presentation will be followed by a live demo of the flow. Also, Agilent PDK demos for TowerJazz's SiGe BiCMOS and SOI technologies are available and can be scheduled with a representative at the TowerJazz booth.

 “Our work and support with our EDA partners improves the design flow for our mutual customers. We are constantly expanding our relationships with our long-time design partners and forming new relationships such as the one with Apache. By working closely with all our design partners, we enable our customers to use the most updated EDA tools along with our industry leading technology. At DAC we are also excited to highlight our offerings through TowerJazz Panasonic Semiconductor Company and talk about our expanded capacity to better serve our customers’ growing needs,” said Ori Galzur, Vice President of the TowerJazz VLSI Design Center.

TowerJazz technology seminars will take place every day during the exhibition (Mon-Wed) from 11:00-11:30am. Attendees will learn about the company’s power management, CMOS image sensor (CIS) and SiGe/RF CMOS/high-performance analog (HPA) process platforms, its design enablement offerings and its R&D technology roadmap.

For a schedule of seminars and demos and more information on TowerJazz’s participation at DAC 2014, please visit: http://www.towerjazz.com/dac.html.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor, Inc. and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz also owns 51% of TowerJazz Panasonic Semiconductor Company, Ltd. through a joint venture with Panasonic Corporation. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RF CMOS, CMOS Image Sensor, integrated Power Management (BCD & 700V), and MEMS capabilities. Through TowerJazz Panasonic Semiconductor Company, TowerJazz offers best of class 65nm CMOS image sensor dark current and quantum efficiency performance as well as 45nm digital technology. TowerJazz provides a world-class design enablement platform that enables a quick and accurate design cycle. TowerJazz also offers Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing for its customers, TowerJazz operates two manufacturing facilities in Israel, one in the U.S., and four in Japan. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

TowerJazz US Company Contact: Lauri Julian | (949) 715-3049 | lauri.julian@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com